Contact

www.linkedin.com/in/cgoding
(LinkedIn)
www.charlestoncm.com
(Company)

Top Skills

Business Strategy
Risk Management
Strategic Planning

Honors-Awards

Forty Under 40
Leadership Charleston

Caleb Goding, CFP®

Chief Executive Officer & Founder at Charleston Capital Management, LLC
Charleston, South Carolina, United States

Summary

Extensive experience in accounting, business operations, asset management, complex financial planning, and business consulting. Over the past fifteen years, served as CFO and advisor to several privately held companies, institutions, ultra-high-net-worth families, and partnerships. Responsibilities included all strategic financial decision making and financial reporting.

Graduate of the University of South Carolina - Moore School of Business Earned a Bachelor of Science degree and double majored in Accounting and Management with an emphasis in Entrepreneurship. A CERTIFIED FINANCIAL PLANNER™ professional.

Experience

Charleston Capital Management, LLC
Chief Executive Officer & Founder
January 2016 - Present (6 years 9 months)
Charleston, SC

Charleston Capital Management, LLC is an alternative asset manager that seeks to generate attractive, absolute returns by opportunistically and tactically investing in areas where conventional sources of capital are disproportionately unavailable. Charleston Capital Management was formed to expand the spectrum of opportunities for investors seeking risk-adjusted returns that are less correlated to other markets. Specifically, the firm seeks to exploit inefficiencies born from transactions requiring significant amounts of intellectual as well as financial capital.

Wells Fargo Advisors, LLC
Financial Advisor
October 2011 - September 2015 (4 years)
Charleston, SC

Led peer group at the firm in advisory assets for four straight years. Built a successful high net-worth book of business from scratch, while working towards the CFP® certification.

Virginia College, LLC
Controller
June 2009 - August 2011 (2 years 3 months)
Charleston, SC

Managed and oversaw the day-to-day operations of the entire campus, while accountable for the financial and business strategy.

LandTech Inc. of South Carolina
Chief Financial Officer
May 2007 - June 2009 (2 years 2 months)
Columbia, SC

Managed day-to-day operations and functions pertaining to finance, accounting, contracts, and business strategies. Responsible for special asset management of OREO and REO for various national and regional banks throughout the financial crisis from 2007 to 2009, advising on identification, valuation, and disposition of these assets

Enterprise Holdings
Financial Statement Accountant
May 2005 - May 2007 (2 years 1 month)
Columbia, SC

Served as the primary accounting contact and consultant for ten rental branches. Responsibilities included operations support, performing analysis, and interpreting data pertaining to financial statements. Also, accountable for ensuring the accuracy and timeliness of corporate financial statements.

Education

Darla Moore School of Business
Bachelor of Science in Business Administration, Accounting and Management - Entrepreneurship · (2002 - 2006)